August 30, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:        John Reynolds, Legal Branch Chief

                        Ruairi Regan

Re:                        New Enterprise Stone & Lime Co., Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 29, 2013
File No. 333-189282
Form 10-K for Fiscal Year Ended February 28, 2013
Filed May 29, 2013
File No. 333-176538

Ladies and Gentlemen:

On behalf of New Enterprise Stone & Lime Co., Inc., a Delaware corporation (the “Company”, “we,” “us,” or “our”), and the additional registrant guarantors (together with the Company, the “Registrants”), we are writing to respond to the comments raised in the letter to the Company, dated August 9, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4 (File No. 333-189282), filed with the Commission on June 13, 2013 and amended on July 29, 2013 (the “Registration Statement”), and the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2013 (File No. 333-176538), filed with the Commission on May 29, 2013 (the “Form 10-K”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 2 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933, as amended.  The Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter.  Concurrently with this letter, the Company is also electronically submitting Amendment No. 2 to the Form 10-K (the “Form 10-K Amendment”), Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2013 (the “May 2013 Form 10-Q Amendment”), and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2012 (the “May 2012 Form 10-Q Amendment”).  The Form 10-K Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter and in the Staff’s previous comment letter, dated July 29, 2013 (the “Original Comment Letter’) to the Company regarding the Registration Statement and the Form 10-K, which are conforming changes to revisions made to the Registration Statement in response to the Staff’s comments in the Original Comment Letter and the Comment Letter.  The

New Enterprise Stone & Lime Co., Inc.

August 30, 2013

May 2013 Form 10-Q Amendment includes revisions to Item 4 made to conform such disclosure to the revised disclosure in Item 9A of the Form 10-K Amendment.  The May 2012 Form 10-Q Amendment includes Exhibits 32.1 and 32.2 as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which were not included in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2012. In addition, this Form 10-Q/A includes updated certifications from our Chief Executive Officer and Chief Financial Officer as Exhibits 31.1 and 31.2, which include paragraph 4(b) thereto.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter.  The Company’s response to each comment is set forth immediately below the text of the applicable comment.

General

1.                                    We note your revised disclosure and response to prior comment 7 of our letter dated July 10, 2013. Please revise to clarify if there is any limit or ceiling to the interest rate M&T could charge under its ability to make unilateral changes.

Response:

The discussion of the credit agreement on pages 8, 71, 126, F-23 and F-67 of the prospectus contained in the Amendment has been revised in response to the Staff’s comment.  In particular, the updated disclosure clarifies that there is no limit or ceiling to the interest M&T could charge in connection with its syndication efforts.

Prospectus Inside Cover Page

2.                                    Please further revise your disclosure in response to prior comment 5 to remove the language suggesting that the disclosure is not reliable. We also note your response to comment 17. Please revise accordingly.

Response:

In response to the Staff’s comment, certain language in the first and second paragraphs below the table of contents on page i of the prospectus contained in the Amendment has been removed to eliminate any suggestion that the disclosure is not reliable.  Similarly, the last sentence of the disclaimer on page ii has been removed in response to the Staff’s comment.

Business, page 78

Overview, page 78

3.                                    Please revise to clarify the approximate percentage of your revenues generated from non- residential customers. We note the reference to such customers in your response to prior comment 18.

Response:

New Enterprise Stone & Lime Co., Inc.

August 30, 2013

The Company’s products are often sold indirectly by its customers into its end-use markets.  So, while the Company knows generally where its products are used, the Company does not track the sales through its customers to the ultimate end-user.  As a result, while the Company knows that its products are sold into a particular market (such as non-residential construction), it is impossible for the Company to calculate the specific amount of revenues generated from such market.  The only end-use market where the Company is able to ascertain this information is for sales to government agencies because the customer in all of these cases is the ultimate end-user.  Accordingly, in response to the Staff’s comment, certain language in the fourth paragraph of pages 1, 57 and 83 of the Amendment has been removed and the Company has revised its overview to include the approximate percentage of revenue generated from government customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates Impairment of

Definite-Lived Long-Lived Assets, page 82

4.                                    We note your response to prior comment 16 and your revised disclosures in your amended Form S-4. Please address the following items:

•                 Please further expand your disclosure to identify the asset groups and the five regional divisions for your long-lived asset impairment testing.

•                 Please describe the classes of assets (quarries, processing plants, distribution centers, and etc.) that are grouped in the five regional divisions.

Response:

In response to the Staff’s comment, the Company revised its disclosure to further describe the asset groups within each of the five regional construction materials and heavy/highway construction divisions, as well as describing the asset classes grouped in the five regional divisions. The additional language listing these named regions were added to the first paragraph on page 82 and the seventh paragraph on page F-11.

Traffic Safety Services and Equipment Operations, page 92

5.                                    We note your revised disclosure that you are “not dependent on any one supplier.” Please identify your principal third party suppliers, if any, as requested in prior comment 19.

Response:

In response to the Staff’s comment, the Company supplemented the language in the sixth paragraph of page 97 to note that while the Company is not dependent on any one supplier,

New Enterprise Stone & Lime Co., Inc.

August 30, 2013

the Company’s principal third party suppliers for its fiscal year 2013 were the 3M Company and Morgan Valley Mftg Inc.

Form 10-K for the fiscal year ended February 28, 2013

6.                                    We note your draft disclosure in response to prior comments 35 and 36. In particular, we note repeated statements regarding actions taken after 2012, including “additional procedures performed by management and adjustments...” Please revise to further clarify the action and adjustments and the remediation steps that have been taken. As non-exclusive examples, it is unclear if you have (1) hired personnel with the appropriate level of knowledge in finance, tax, accounting and IT, (2) begun maintaining an internal audit or similar function, and (3) taken action to segregate the duties of personnel within your accounting department, etc. For material remediation steps that have not been completed, please revise to clarify the approximate timeline for when you plan to complete them. Please provide revised draft disclosure.

Response:

For the specific disclosures and descriptions of the Company’s efforts to remediate its material weaknesses, please refer to pages 108 to 114 of the Form 10-K Amendment and to pages 37 to 42 of the May 2013 Form 10-Q Amendment.

Generally, the Company added disclosures noting that it compensated for these material weaknesses by hiring professional finance resources, including the hiring of a Director of Financial Reporting, Business Unit Controller, Internal Audit resource and the appointment of a new Chief Financial Officer.  In addition, the Company noted that it is reviewing its finance, tax and information technology department personnel and has provided internal control training to reinforce the control environment across these various divisions and have hired new information technology personnel.  The timeline for the formal testing and evaluation of these controls is expected to be completed early in fiscal year 2015.

In addition, the Company added disclosures noting that it intends to have implemented an annual code of ethics review process by fiscal year-end 2015. Although every employee signs a code of ethics when hired, the Company is instituting an annual code of ethics review process to reinforce, both internally and externally, its commitment to a strong, effective control environment with high ethical standards and financial reporting integrity.

Form 10-Q for the fiscal quarter ended May 31, 2012

7.                                    It is unclear how you determined that you are not required to file the certifications required by Item 601(b)(32) of Regulation S-K. Please file the required certifications. Refer to Securities Exchange Act Rules CDI Question 181.01 for guidance.

Response:

New Enterprise Stone & Lime Co., Inc.

August 30, 2013

In response to the Staff’s comment, we have included the Section 906 certifications in the May 2012 Form 10-Q Amendment.

In addition to the foregoing on August 9, 2013, the Staff inquired via a telephone conversation whether Steven Detwiler is an executive officer of the Company. In connection with its filing of the Form 10-K, the Company made the determination that Mr. Detwiler was not an executive officer as defined in Rule 3b-7 of the Securities Exchange Act of 1934. Upon further discussion with the Staff and further review of Mr. Detwiler’s roles and responsibilities at the Company, the Company has determined that Mr. Detwiler is an executive officer of the Company. As a result, Mr. Detwiler’s fiscal year 2013 compensation would make him a named executive officer. Pages 111 through 115 of the Amendment and pages 118 through 122 of the Form 10-K Amendment have been updated to reflect this determination, including adding Mr. Detwiler to the Summary Compensation Table.

The above responses to your inquiry are presented for discussion and subject to further clarification as requested.  After you review the above responses, we suggest a conference call to go over the response and any further inquiry.

Further, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                 staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul I. Detwiler, III

Paul I. Detwiler, III
President and Chief Executive Officer